Filed by Trine Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trine Acquisition Corp.

Commission File No. 001-38835

Date: September 15, 2020

Trine Acquisition Corp. Files Registration Statement on Form S-4 with Preliminary Proxy Statement/Consent Solicitation Statement/Prospectus in Connection with Proposed Business Combination with Desktop Metal

NEW YORK, NY (September 15, 2020) – Trine Acquisition Corp. (NYSE: TRNE) (“Trine”), a special purpose acquisition company led by Leo Hindery, Jr. and HPS Investment Partners, announced today that it has filed a registration statement on Form S-4, which includes a preliminary proxy statement/consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”) in connection with the recently announced proposed business combination between Trine and Desktop Metal, Inc. (“Desktop Metal”), a leader in mass production and turnkey additive manufacturing solutions. Completion of the business combination, which is expected in the Fourth Quarter of 2020, is subject to approval by Trine and Desktop Metal stockholders and other customary closing conditions, including the registration statement being declared effective by the SEC.

While the registration statement has not yet become effective and the information contained therein is subject to change, it provides important information about Trine’s proposed business combination with Desktop Metal and the proposals to be considered by the Trine and Desktop Metal stockholders.

About Trine Acquisition Corp

Trine Acquisition Corp. is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities.

For more information, visit www.trineacquisitioncorp.com.

About Desktop Metal

Desktop Metal, Inc., based in Burlington, Massachusetts, is accelerating the transformation of manufacturing with an expansive portfolio of 3D printing solutions, from rapid prototyping to mass production. Founded in 2015 by leaders in advanced manufacturing, metallurgy, and robotics, the company is addressing the unmet challenges of speed, cost, and quality to make Additive Manufacturing an essential tool for engineers and manufacturers around the world. Desktop Metal was selected as one of the world’s 30 most promising Technology Pioneers by the World Economic Forum and named to MIT Technology Review’s list of 50 Smartest Companies.

For more information, visit www.desktopmetal.com.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Desktop Metal and Trine, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Desktop Metal and the markets in which it operates, and Desktop Metal’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Trine’s securities, (ii) the risk that the transaction may not be completed by Trine’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Trine, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Trine and Desktop Metal, the satisfaction of the minimum trust account amount following redemptions by Trine’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Desktop Metal’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Desktop Metal and potential difficulties in Desktop Metal employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Desktop Metal or against Trine related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Trine’s securities on the New York Stock Exchange, (x) the price of Trine’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Desktop Metal plans to operate, variations in performance across competitors, changes in laws and regulations affecting Desktop Metal’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive additive manufacturing industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Trine’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by Trine from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Desktop Metal and Trine assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Desktop Metal nor Trine gives any assurance that either Desktop Metal or Trine will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Desktop Metal and Trine. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Trine has filed a registration statement on Form S-4 that includes a proxy statement of Trine, a consent solicitation statement of Desktop Metal and a prospectus of Trine. The proxy statement/consent solicitation statement/prospectus will be sent to all Trine and Desktop Metal stockholders. Trine also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Trine and Desktop Metal are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Trine through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Trine may be obtained free of charge from Trine’s website at www.trineacquisitioncorp.com or by written request to Trine at Trine Acquisition Corp., 405 Lexington Avenue, 48th Floor, New York, NY 10174.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Trine and Desktop Metal and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Trine’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Press Contacts

For Trine Acquisition Corp.

Pierre Henry

phenry@trineacquisitioncorp.com

For HPS Investment Partners

Prosek Partners

Mike Geller / Josh Clarkson

mgeller@prosek.com / jclarkson@prosek.com

For Desktop Metal Investor / Media Relations

Lynda McKinney

press@desktopmetal.com

Investor Relations

Mike Callahan / Tom Cook

DesktopMetalIR@icrinc.com

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